June 7, 2007

Jill Davis; Branch Chief
Division of Corporation Finance, Mail Stop 7010
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

Re: Letter Dated May 24, 2007; Core Laboratories N.V. (File No. 001-14273)

Dear Ms Jill Davis:

Thank you for your letter dated May 24, 2007 with its follow-up questions related to the Core Laboratories N.V. Form 10-K filing for the fiscal year ended December 31, 2006. Our comments to your queries are listed below in the order in which they were presented in your letter along with our statement of acknowledgement also referenced in your letter.

  Footnote 2 - Summary of Significant Accounting Policies; Principles of Consolidation

  Reviewer Comment: Please expand your consolidation accounting policy to specifically state the criteria that you use to determine whether or not an ownership interest in an entity is consolidated. Specifically address both voting equity ownership and control in your revised accounting policy footnote.

  Filer Response: We will expand the disclosure of our consolidation accounting policy in future filings to include the following revised statement for additional clarity to the reader:

  "The accompanying Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the U.S. ("U.S. GAAP"), and include the accounts of Core Laboratories and its subsidiaries for which we have a controlling voting interest and/or a controlling financial interest."

  Footnote 2 - Summary of Significant Accounting Policies; Principles of Consolidation

Reviewer Comment: Please expand your footnote to disclose how you evaluate your equity method investments for impairment.

Filer Response: In Note 2 under the section titled "Other Assets", we describe our investments accounted for under the equity method. We will expand this disclosure in future filings to include the following statements regarding our evaluation of impairment for these investments.

"We continually evaluate our investments for indicators of a decline in value. If the cost of an investment exceeds its fair value, we evaluate, among other factors, general market conditions, the duration and extent to which the fair value is less than cost, and our intent and ability to hold the investment. Once a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded in that reporting period to adjust the carrying value of the investment to its current fair value establishing a new cost basis in the investment."

  Footnote 4 - Inventories

Reviewer Comment:

a) Please make appropriate revisions or explain to us the basis in GAAP for your accounting.

Filer Response: We utilize a standard cost system in accounting for our inventory and so we do not adjust the cost of each part for this reserve within our system due to the high level of administrative cost required. However, by evaluating the reserve needed on an item by item basis, and adjusting the reserve each period as those parts are consumed or otherwise disposed of, we are reflecting the new net cost of each part in our inventory cost and cost of goods sold. In this manner, the correct net cost is reflected in our financials in the proper period of activity. By re-evaluating the valuation of our items in inventory every three months, the write down below original cost of items of inventory through the establishment of a reserve provides proper valuation of the inventory and cost of goods sold each quarterly reporting period.

The inventory that we carry from period to period reflects our leading industry technology that is constantly evolving. We periodically re-evaluate the net realizable value of this inventory on a part by part basis as the technology becomes older and other products are developed that replace in part the effectiveness of these various products. This technological obsolescence is a natural part of our on going business and is the primary reason for our adjustment in the net realizable value of our inventory.

Our consolidated balance sheet presented for periods ending December 31, 2005 and 2006 reflects the inventory of the company on a basis net of any valuation reserves that may have been necessary. We acknowledge this with the inventory line description on the balance sheet as "Inventories, Net" as well as in our Footnote 2; "Summary of Significant Accounting Policies-Inventories", where we set out that our inventory figures presented are inclusive of any valuation reserves which is in accordance with ARB 43 and SAB Topic 5:BB.

To provide more clarity on this issue for the reader, we intend to revise our presentation on future filings in our Footnote 4 to show the inventory components net of the related inventory reserves. For example, using the 2006 10-K, Footnote 4 information, the presentation would be as follows:

	2006	2005
Finished goods	$ 22,930	$ 21,161
Parts and materials	6,031	6,760
Work in progress	1,238	1,183
Inventories, net	$ 30,199	$ 29,104

Reviewer Comment:
  In this regard, please tell us if any of the inventory items you reserved against were subsequently marked up after you established the reserve. Tell us the type of instances that may cause you to reverse reserves on inventory.

  Filer Response: Although we are constantly re-evaluating the net realizable value of our inventory, we do perform a formal analysis of this value each year and for some types of inventory, several times a year and through this process we estimate the level of obsolescence for each part or component in our inventory. This analysis is performed with input from our lead engineers, key marketing personnel, manufacturing managers, product line managers and based upon this review, we provide an obsolescence reserve on a part by part basis. With this approach which we have followed for many years, the items in our inventory for which a reserve has been established are not subsequently marked-up nor is the reserve reversed except when the inventory item has been released from inventory and either consumed or disposed of.

  Reviewer Comment:

  Tell us why you use a contra-inventory account to track the valuation.

  Filer Response: We use the inventory reserve to monitor trends in the level of obsolescence of our products and components and this provides valuable insight into our purchasing and build activities that helps us strategically manage our business and evaluate our response capabilities to our customers.

  Reviewer Comment:

  To the extent that inventory written down below cost was subsequently sold and resulted in a higher gross margin due to the previous write downs, you should discuss this factor. If you don't track such items, please advise.

Filer Response: We utilize a standard cost system in accounting for our inventory and so we do not adjust the cost of each part for this reserve within our system due to the high level of administrative cost required. We do not track situations where inventory is sold and results in a higher gross margin due to previous write-downs. Given the process we use to determine our reserve, we do not believe any such situations would be significant individually or in the aggregate during any quarter or year.

  Footnote 16 Condensed Consolidating Financial Information.

Reviewer Comment: Please expand your disclosure to indicate whether or not the issuer, Core Laboratories LP is a 100% owned subsidiary. Refer to Rule 3-10(b) of Regulation S-X.

Filer Response: We confirm that Core Laboratories LP is an entity 100% indirectly owned by the parent, Core Laboratories N.V. We have referenced that in Exhibit 21.1 but we will add that comment specifically to the opening sentence in this footnote in all future filings.

The footnote will now include the following statement:

"Core Laboratories LP is an entity 100% indirectly owned by Core Laboratories N.V."

Statement of Acknowledgement from the Company

We understand and acknowledge that Core Laboratories N.V. is responsible for the adequacy and accuracy of the disclosure in the filing;

We understand and acknowledge that Securities and Exchange Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

We understand and acknowledge that Core Laboratories N.V. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if there is anything else you require.

Sincerely,

/s/ David M. Demshur

David M. Demshur
Chief Executive Officer
Core Laboratories